August 20, 2008

VIA FACISIMILE

Mr. Wilson K. Lee
Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549-1004
Tel (202) 551-3616

Re:          Trist Holdings, Inc
Form 10-KSB for the Year Ended December 31, 2007
File No. 000-52315

Dear Mr. Lee:

This letter is in response to the SEC comment letter dated July 21, 2008.  We will be filing the 10-KSB/A with the corrected information shortly.  We inadvertently left out the following section from ITEM 8A: CONTROLS AND PROCEDURES

“We conducted an evaluation of the effectiveness of our internal control over financial reporting as of December 31, 2007 using the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control—Integrated Framework. Based on this evaluation, our management concluded that as of December 31, 2007, our internal control over financial reporting was effective.”

We had completed our assessment of internal controls over financial reporting as of December 31, 2007.  We believed our controls to be effective.  This paragraph was in an original draft of the filing but in the exchange of documents the paragraph was deleted.

For disclosure purposes, the Company is required to state whether the internal controls were effective or not effective.  The Company failed to make this disclosure.  Due to the failure to make this disclosure, we now find that our disclosure controls and procedures were not effective as of December 31, 2007.

We plan to refile ITEM 8A. CONTROLS AND PROCEDURES as follows:

“ITEM 8A.                                CONTROLS AND PROCEDURES

Disclosure Controls and Procedures.

Based on their evaluation as of December 31, 2007, our interim President had concluded that our disclosure controls and procedures (as defined in Rules 13a–15(e) and 15d–15(e) of the Securities Exchange Act of 1934) were effective. For disclosure purposes, the Company is required to state whether the internal controls were effective or not effective.  The Company failed to make this disclosure.  Due to the failure to make this disclosure, we now find that our disclosure controls and procedures were not effective as of December 31, 2007.

Management’s Annual Report on Internal Control over Financial Reporting.

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles in the United States.

We conducted an evaluation of the effectiveness of our internal control over financial reporting as of December 31, 2007 using the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control—Integrated Framework. Based on this evaluation, our management concluded that as of December 31, 2007, our internal control over financial reporting was effective.

Attestation Report of the Registered Public Accounting Firm.

This annual report does not include an attestation report by our registered public accounting firm regarding internal control over financial reporting pursuant to the temporary rules of the Securities and Exchange Commission, or SEC, that permit us to provide only our management report in this annual report.

Changes in Internal Control over Financial Reporting.

There were no changes in our internal control over financial reporting during the quarter ended December 31, 2007 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Limitations on the Effectiveness of Controls.

Our disclosure controls and procedures provide our interim President reasonable assurances that our disclosure controls and procedures will achieve their objectives. However, our interim President does not expect that our disclosure controls and procedures or our internal control over financial reporting can or will prevent all human error. A control system, no matter how well designed and implemented, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Furthermore, the design of a control system must reflect the fact that there are internal resource constraints, and the benefit of controls must be weighed relative to their corresponding costs. Because of the limitations in all control systems, no evaluation of controls can provide complete assurance that all control issues and instances of error, if any, within our company are detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur due to human error or mistake. Additionally, controls, no matter how well designed, could be circumvented by the individual acts of specific persons within the organization. The design of any system of controls is also based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated objectives under all potential future conditions.”

We acknowledge the following:

The company is responsible for the adequacy and accuracy of the disclosure in the filing.

Staff comments or changes to disclose in response to staff comments do not foreclose the Commission from taking any action with respect to the filing.

The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions or further comments please contact either me at 949-903-0468.

Sincerely,

TRIST HOLDINGS, INC.

By:/s/ ERIC STOPPENHAGEN
Eric Stoppenhagen
Interim President